UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

December 20, 2006

Item 3.	News Release

On December 20, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that legislation passed by the Mendoza Provincial Congress on December 13, 2006 has been vetoed by the Governor of Mendoza Province.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 20th day of December 2006.

SCHEDULE “A”

For Immediate Release: December 20, 2006

PROPOSED MENDOZA LEGISLATION VETOED BY PROVINCIAL GOVERNOR

Vancouver, B.C., December 20, 2006 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (“Exeter” or the “Company”) reports that legislation passed by the Mendoza Provincial Congress on December 13, 2006 has been vetoed by the Governor of Mendoza Province.

The proposed legislation would have suspended the granting of new prospecting, exploration, and mining licences, pending the drafting and approval of an environmental plan in accordance with the requirements of 14-year-old provincial legislation. In rejecting the new legislation, the Governor determined it to be unconstitutional because the older provincial legislation upon which it was based was inconsistent with, and had been superseded by, more recent comprehensive Federal environmental and mining legislation.

The Mendoza Provincial Environmental Plan

Notwithstanding the veto, the Department of Environment in Mendoza is proceeding to finalize a new environmental management plan, in accordance with a legislative directive in November 2006. The plan will define and protect the interests of the Province and various land users and will include a land use map setting out priorities in Mendoza Province for parks, nature reserves, agriculture, exploration and mining, among other uses.

In discussions with relevant officials, Exeter has been given a clear understanding that its La Cabeza project area will fall within a region designated by the new plan for mineral exploration and potential mine development. In addition, the Company has been assured of the support of the “Malargüe Departmento” (the County of Malargüe - in which La Cabeza is located) for exploration and mining in the project area.

Exeter’s current exploration at La Cabeza has been in accordance with permits and periodic updates that have been submitted at appropriate intervals. Through 2007, Exeter will be submitting additional updates relating to new exploration, including work associated with feasibility studies. The Company’s project development schedule calls for new mineral resources calculations to begin in late February, following receipt of assays from a major drilling program that has just been completed.

The Company communicates regularly with the local community on matters relating to exploration and planning. In the La Cabeza project area, direct and indirect employment, supported by a policy of “buying locally first” for exploration supplies, has resulted in significant economic benefits for the community. In 2007, Exeter will accelerate community-based dialogue and decision-making to develop a sustainability plan for the benefit of both the community and the project.

Recent Trading Activity

It is not the Company’s practice to comment on market activity in its stock. However, in response to shareholder concern, it notes that the recent decline in share price would appear to have been exacerbated by third party speculation that the new legislation could result in a suspension of all current exploration and mining activity in Mendoza, including that at La Cabeza.

The Company has been advised by both its Argentine legal advisors and by key Provincial government officials that the proposed suspension would only have applied to the grant of new licences. Accordingly, the Company is satisfied that exploration on its existing licences would have continued, even if the new legislation had not been vetoed by the Governor. This view has been supported by subsequent press reports and statements by senior government officials and by the provincial legislators, themselves.

About Exeter Resource Corporation

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America. Its common shares are listed for trading on the American Stock Exchange (Amex), under the symbol “XRA”, and on the TSX Venture Exchange (TSX-V), under the symbol “XRC”.

The La Cabeza project is rapidly advancing towards a development decision. A new resource calculation will begin in early 2007, to be followed by an update of scoping studies and a decision to proceed to final feasibility.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary, over 12 epithermal gold and silver properties. Drilling is currently underway on the Cerro Moro gold-silver discovery.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property. Drilling is scheduled for January 2007.

In Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date December 20, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director